Exhibit 99.1

WiLAN Provides Update Related to LG Litigation

Company pleased with important favourable ruling by Court of Appeals for the Federal Circuit

OTTAWA, Canada – July 16, 2012 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN) today provided an update related to an important discovery dispute in its litigation against LG Electronics, Inc. and LG Electronics USA, Inc. (collectively, “LG”).

The dispute arose because LG was attempting to compel WiLAN’s law firm Kilpatrick Townsend and Stockton LLP to produce a number of documents in WiLAN’s litigation with LG that both WiLAN and its law firm considered to be protected by attorney client privilege. The District Court agreed with LG’s position and ordered that WiLAN’s law firm was compelled to release the documents to LG, whereupon WiLAN’s law firm appealed that decision to the United States Court of Appeals for the Federal Circuit (“CAFC”).

On July 13, 2012 the CAFC issued a decision in WiLAN’s favour regarding the matter and vacated the order of the lower court that WiLAN was compelled to produce the documents in question to LG.

“We are pleased with the opinion released by the Federal Circuit,” said Matt Pasulka, VP, Patent Litigation. “The Federal Circuit reviewed the matter and came out in support of our position regarding the proper legal standard to evaluate the scope of a privilege waiver.”

Pasulka added, “We are also pleased that our counsel acted in a manner that protected attorney client privilege and successfully argued its position against that put forth by LG and its counsel during the appeal process.”

In WiLAN vs. LG, another matter before the CAFC, WiLAN is appealing the ruling and opinion for summary judgment of non-infringement granted to LG that was issued by the United States District Court for the Southern District of New York on March 7, 2012. The Company expects oral hearings to take place in the fourth quarter of 2012 and a resulting court opinion to be issued in the first half of 2013.

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About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 260 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital television receivers. WiLAN has a large and growing portfolio of more than 3,000 issued or pending patents. For more information: www.wilan.com.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For Media inquiries, please contact:

Kathryn Hughes

Director, Marketing & Communications

O: 613.688.4897

C: 613.898.6781

E: khughes@wilan.com

For Investor inquiries, please contact:

Tyler Burns

Director, Investor Relations

O: 613.688.4330

C: 613.697.0367

E: tburns@wilan.com

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